SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            VICON FIBER OPTICS CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of class of securities)

                                    925809105
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                                 (Cusip Number)

                                Joseph D. Cooper
                       c/o Cooper, Selvin & Strassberg LLP
                             415 Northern Boulevard
                           Great Neck, New York 11021
                                 (516) 466-1400
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 17, 1996
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                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                                Page 1 of 4 Pages

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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        JOSEPH D. COOPER
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /

                                                                     (b)/ /
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*
                       PF
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
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 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                     582,478
  OWNED BY    ------------------------------------------------------------------
    EACH              8          SHARED VOTING POWER
 REPORTING
PERSON WITH                           -0-
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                 582,478
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                      -0-
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              582,478
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           / /
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%
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     14       TYPE OF REPORTING PERSON*

                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This  Amendment No. 2 (the  "Amendment No. 2") amends the Amendment No. 1 to the
Schedule 13D dated August 28, 1996 (the "Amendment No. 1"), filed by Joseph D. Cooper. Except as specifically amended, the Amendment No. 1 remains in full force and effect.

                  Defined terms herein shall have the meaning specified in the Amendment No. 1, except as otherwise provided herein.

                  Item 3 is amended in its entirety to read as follows:


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In September, 1992, the Reporting Person purchased 596,378 shares of Commons Stock for an aggregate purchase price of $17,891.34 using personal funds. On May 17, 1996, the Reporting Person sold, in a private transaction, 13,900 shares of Common Stock for an aggregate sale price of $20,000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


October 22, 1996                                     /S/ JOSEPH D. COOPER
                                                     --------------------
                                                     JOSEPH D. COOPER